United States securities and exchange commission logo





                            July 1, 2022

       Roger Smith
       Chief Financial Officer
       Ur-Energy Inc.
       10758 West Centennial Road, Suite 200
       Littleton, CO 80127

                                                        Re: Ur-Energy, Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed March 9, 2022
                                                            File No. 001-33905

       Dear Mr. Smith:

              We have reviewed your June 21, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our June 6,
       2022 letter.

       Form 10-K for the Fiscal Year ended December 31, 2021

       Lost Creek Property, page 14

   1. We note your response to prior comment 1 explaining that the Lost Creek map has a precision of better
than one mile, referencing the maps on pages 14 and 18, and proposing to include a map for
your Shirley Basin properties in future filings. However, the Lost
                                                        Creek map should be
revised as necessary to make the section numbers legible.
                                                        Alternatively, you may
provide an accompanying narrative to specify the section numbers, township, and range for
the Lost Creek property in the accompanying narrative to address the location
requirements. Please revise accordingly.
 Roger Smith
Ur-Energy Inc.
July 1, 2022
Page 2
Exhibits 96.1 & 96.2
Section 11 - Mineral Resource Estimates, page ES-11

2. We understand from your responses to prior comments 3, 4 and 5 that you would prefer to limit compliance with the Technical Report Summary disclosure requirements to future filings. However, we continue to believe that you should obtain and file an amendment to the Form 10-K to include revised exhibits that include all of the prescribed disclosures.
         We previously advised of requirements pertaining to the cutoff grade calculation, uranium price forecasts, and the need for cash flows underlying the assessment of the Shirley Basin property to reflect costs of state and federal income taxes. We note that you have proposed some incremental disclosures in response to our comments. However, we believe that incremental details are required as outlined in the following points.

                With regard to prior comment three, disclosure of the cutoff grade calculation should include the specific uranium price utilized, and your operating costs.

                With regard to prior comment four, the qualified person should include a discussion of the uranium price forecasts that are referenced, a description of the raw data, and clarify how this information was combined in deriving an average for the price estimate and the time period when these forecasts were prepared.

                With regard to prior comment five, the economic analysis conducted by the qualified person should be based on post-tax cash flows, considering federal and state taxes, consistent with the approach taken with your Lost Creek property.

         We reissue prior comments three, four and five.
        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or
Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler, Mining Engineer, at
(202) 551-3718 with any questions regarding the mineral property disclosures and related exhibits.



FirstName LastNameRoger Smith                                   Sincerely,
Comapany NameUr-Energy Inc.
                                                                Division of
Corporation Finance
July 1, 2022 Page 2                                             Office of
Energy & Transportation
FirstName LastName